TAG Oil Ltd.
COMPENSATION COMMITTEE CHARTER

1. PURPOSE: RESPONSIBILITIES AND AUTHORITY.

The Compensation Committee shall assist the Board of Directors in carrying out its responsibilities relating to executive and director compensation. In furtherance of this purpose, the Committee shall have the following responsibilities and authority:

a)      Compensation policy. The Committee shall develop an overall strategy for the Company’s competitive positioning with its comparative group and the make-up of that group for approval by the Board of Directors.

This policy shall be used as a reference point by the Committee in all of its deliberations.

In determining the amount of compensation, the Committee will also consider the Company’s performance and relative shareholder return.

b)      Director compensation. The Committee shall recommend to the Board of Directors the form and amount of compensation to be paid by the Company to directors for service on the Board and on Board committees. The Committee shall review director compensation at least annually.

c)      Compensation structure. The Committee shall recommend to the Board of Directors the structure of the Company’s compensation programs, both for management and staff, including base salaries, perquisites, long and short term incentive compensation, including stock options.

Individual grants will be made within the context of this structure. The Committee shall review this structure on an annual basis.

d)      Annual review. The Committee, with input from the CEO and CFO of the Company, shall annually review the Company’s base compensation structure and recommend changes in or additions to such compensation to the Board of Directors as needed.

The Committee shall recommend to the Board of Directors the annual base compensation of the Company's executive officers and senior managers (collectively the "Officers").

The Committee shall recommend to the Board of Directors the annual base compensation for non-Officer personnel providing services to the Company or, if the number of staff warrants, the range of increase or decrease in the annual base compensation for such staff.

e)      Short term incentives. The Committee shall evaluate the performance of Officers and recommend to the Board of Directors incentive compensation payable to Officers under any such incentive compensation plan.

The Committee shall provide oversight of the performance evaluation and incentive compensation of non-Officer personnel providing services to the Company.

f)      Long term incentives. The Committee, with the help of the CFO as necessary, shall administer the Company's stock option and other equity based compensation plans and recommend annual or other grants of stock options and other equity based compensation.

The Chief Executive Officer of the Company shall not be present during any vote or other deliberation of the Committee regarding the compensation or performance of the Chief Executive Officer.

2.	STRUCTURE AND MEMBERSHIP

a)	Number. The Committee shall consist of at least two persons unless the Board should from time to time otherwise determine.

b)	Membership. The Committee shall recommend to the Board of Directors the qualifications and criteria for membership on the Committee.

c)	Selection and Removal. Members of the Committee shall be appointed by the Board. The Board may remove members of the Committee at any time with or without cause.

d)	Independence. The majority of the members of the Committee shall be independent as determined under the Company’s Corporate Governance Guidelines.

e)	Chair. Unless the Board appoints a Chair of the Committee, the Committee shall elect a Chair by majority vote.

f)	Compensation. The compensation of the Committee shall be as determined by the Board.

g)

Term. Members of the Committee shall be appointed for one-year terms. Each member shall serve until his or her replacement is appointed, or until he or she resigns or is removed from the Board or the Committee.

3.	PROCEDURES AND ADMINISTRATION

a)

Meetings. The Committee shall meet as often as it deems necessary in order to perform its responsibilities. The Committee shall keep minutes of its meetings and any other records as it deems appropriate.

b)	Subcommittees. The Committee may form and delegate authority to one or more subcommittees, consisting of at least two members, as it deems appropriate from time to time under the circumstances.

c)

Reports to the Board. The Committee shall report (orally or otherwise) regularly to the Board following meetings of the Committee with respect to such matters as are relevant to the Committee’s discharge of its responsibilities, and shall report in writing on request of the Chairman of the Board.

d)

Reports to Shareholders. The Committee, with the help of the Company’s CFO, shall prepare and publish the annual executive compensation report in the Company’s annual information form or information circular, as required by applicable securities legislation.

e)	Charter. The Committee shall, at least annually, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

f)

Independent Advisors. The Committee shall have the authority to engage such independent legal and other advisors as it deems or appropriate to carry out its responsibilities. Such independent advisors may be regular advisors to the Company. The Committee is empowered, without further action by the Board, to cause the Company to pay appropriate compensation to advisors engaged by the Committee.

g)

Investigations. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request any Officer or other person to meet with the Committee.

h)	Annual Self-Evaluation. The Committee shall evaluate its own performance at least annually.

ADDITIONAL POWERS

The Committee shall have such other duties as may be delegated from time to time by the Board of Directors.